Exhibit 99.47

VERSES

Hari Thiruvengada Joins VERSES as VP of Product

Former Honeywell and Bosch Executive to Lead Enterprise Products Powered by Next-Gen AI

VANCOUVER, British Columbia, July 19, 2023 -- VERSES AI Inc. (CBOE:VERS) (OTCQX:VRSSF) ("VERSES" or the "Company"), a cognitive computing company specializing in the next generation of artificial intelligence, welcomes Hari Thiruvengada as VP of Product, Enterprise. Dr. Thiruvengada will lead teams responsible for building enterprise-grade products for manufacturing, supply chain and retail customers.

James Hendrickson, President and General Manager of VERSES enterprise efforts, said, "Hari brings executive presence, humble leadership and a history of developing great products that are beautifully designed and executed and that elegantly solve some of the most challenging problems in business. Hari's ability to listen, gather insights and deliver successful products to market makes him one of the great product leaders working today and his cultural alignment with the team is superb – it feels like he has been part of VERSES all along."

Dr. Thiruvengada brings more than two decades of experience in product management, user experience and software development for the supply chain, material handling and building controls industries. As Director of Product Management, Director of User Experience and Global Design Director at Honeywell, he led development of solutions used by the Defense Advanced Research Projects Agency (DARPA), U.S. Department of Energy (DOE) and US Navy. He launched Honeywell's first WiFi connected thermostat family of products and mobile app in addition to leading initiatives in material handling, robotics, SaaS and data analytics.

He received the 2006 IIE Annual Conference Best Paper Award for the Computer and Information Systems Division and has published 5 patents, 23 articles and 2 book chapters.

Dr. Thiruvengada received his PhD and Master's Degrees in Industrial Engineering from Penn State, a Master's Degree in Computer Science from University at Buffalo and Bachelor's Degree in Computer Science from University of Madras (Chennai, India).

About VERSES
VERSES is a cognitive computing company specializing in next-generation Artificial Intelligence. Modeled after natural systems and the design principles of the human brain and the human experience, VERSES flagship offering, GIA™, is an Intelligent Agent for anyone powered by KOSM™, a network operating system enabling distributed intelligence. Built on open standards, KOSM transforms disparate data into knowledge models that foster trustworthy collaboration between humans, machines, and AI, across digital and physical domains. Imagine a smarter world that elevates human potential through innovations inspired by nature. Learn more at VERSES, LinkedIn and Twitter.

On Behalf of the Company
Eric Holder, Director of Communications, VERSES AI Inc., press@verses.ai

Investor Relations Inquiries
Leo Karabelas, President, Focus Communications, info@fcir.ca 416-543-3120